Exhibit 99.1

eASX ANNOUNCEMENT

November 2nd, 2011

ImmunAid Press Release

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to attach a Press Release by its subsidiary ImmunAid Pty. Ltd. which was recently released at the BIO-Europe Conference in Düsseldorf, Germany.

The name and number of the European patent mentioned in first paragraph of the attached Release is Method of Therapy, number EP1692516.

Genetic Technologies Limited holds a 71.7% direct equity interest in ImmunAid Pty. Ltd.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000

FOR IMMEDIATE RELEASE

Break-Through Invention for Treating Cancer –

Australian Biotech Company Awarded European Patent

DÜSSELDORF, GERMANY (October 31st, 2011): ImmunAid Pty. Ltd. has been awarded a European patent for its pioneering work in the treatment of cancer, based on monitoring the immune cycle of each individual patient and then determining the optimal time to deliver treatment to that patient.

Dr. Svetomir Markovic, chair of the Melanoma Group at Mayo Clinic, Rochester, MN, says, “The discovery of the regulated immune response cycle in cancer patients is potentially of immense clinical significance with profound public health implications.”

Approximately $32 billion is spent globally each year on cancer drugs, yet the cancer mortality rate in the United States is more than 11,000 per week. An analysis of 63 clinical trials published since 2000 shows the average complete response rate—becoming cancer free—in late-stage patients across a wide range of cancers is 7 percent.

ImmunAid Pty. Ltd. is a private Australian biotechnology company, majority owned by Genetic Technologies Limited (ASX-GTG, NASDAQ-GENE). ImmunAid was founded a decade ago to explore the concept developed by inventor Martin Ashdown that the immune system switches itself “on and off” in a continuous, repeating cycle in patients with certain diseases, including auto-immune disease, and that treatment should be timed to support the body’s own efforts to fight off such disease. Subsequently, Ashdown expanded his concept to include cancer and several degenerative diseases.

Ashdown and the ImmunAid research team demonstrated that the immune system of cancer patients undergoes a repeating cycle, and that the administration of treatment at certain critical moments within that cycle can significantly improve the clinical outcome.

Dr. Mervyn Jacobson, ImmunAid chief executive officer, says. “Once we realized this immune cycle is real and measurable, we postulated that the administration of chemotherapy and other anti-cancer therapies should be timed to work with each individual patient’s immune system to attack the cancer. The results then spoke for themselves.”

Professor Brendon Coventry, a senior surgical consultant and practicing surgeon at Royal Adelaide Hospital, has conducted extensive clinical trials over several years in conjunction with ImmunAid. He says, “Treatments ‘randomly’ given without consideration to a patient’s immune cycle explains why some patients achieve a complete recovery and others do not.”

The Mayo Clinic currently is conducting an independently funded clinical trial to further assess the influence of timed delivery of conventional chemotherapy for patients with cancer, and several hospitals and universities in Australia are now conducting trials on cancer and also a number of other diseases, including multiple sclerosis and human immunodeficiency virus (HIV).

Dr. Markovic states, “I have been struck by the scientific community’s acknowledgement of the increasing validity of ImmunAid’s work. In Mayo’s ongoing experience, timed delivery of chemotherapy appears to offer added therapeutic benefit in the treatment of metastatic melanoma.”

For interview requests or more details during the BIO-Europe® Conference please call Dr. Andrea Tobisch: +43 664 25 29 408

Contact Europe: Dr. Andrea Tobisch Mueller Media, Vienna Cell: +43-664-25 29 408 tobisch@mmedia.at	Contact Australia: Dr. Mervyn Jacobson CEO, ImmunAid Pty Ltd Cell: +61.419.657.915 mjacob2579@aol.com	Contact USA: Melissa Katsimpalis Muse Consulting USA Cell: +1.970.218-6115 mkatsimp@musemk.com